Filed by DSW Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Retail Ventures, Inc.
Commission File No.: 1-10767

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

Event Date/Time: Feb 09, 2011 / 01:00PM GMT

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
CORPORATE PARTICIPANTS
Leslie Neville
DSW Inc. — Director — IR
Mike MacDonald
DSW Inc. — CEO
Doug Probst
DSW Inc. — EVP, CFO
Debbie Ferree
DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Bill Jordan
DSW Inc. — General Counsel
Jim McGrady
Retail Ventures Inc. — President, CEO, CFO
CONFERENCE CALL PARTICIPANTS
Scott Krasik
BB&T Capital Markets — Analyst
Chris Svezia
Susquehanna Financial Group — Analyst
Patrick McKeever
MKM Partners — Analyst
Jody Yen
Buckingham Research — Analyst
David Mann
Johnson Rice — Analyst
Dana Walker
Kalmar Investments — Analyst
Adam Comora
Fortistar Capital — Analyst
Sam Poser
Sterne Agee & Leach — Analyst
Steve Velgot
SIG — Analyst
Sam Kidston
North & Webster — Analyst
Scott Houlihan
OTA LLC — Analyst
Sachin Shah
Capital Markets — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the DSW and Retail Ventures Merger Conference Call. My name is Tanya and I will be your coordinator for today. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
(Operator Instructions)
As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to your host for today, Ms. Leslie Neville, Director, Investor Relations.
Leslie Neville — DSW Inc. — Director — IR
Hi. Thank you and good morning. Welcome to the conference call to announce the merger agreement between DSW, Designer Shoe Warehouse, and Retail Ventures. With me today in Columbus are Mike MacDonald, CEO; Debbie Ferree, Vice Chairperson and Chief Merchandising Officer; Doug Probst, CFO; and Bill Jordan, General Counsel. Those are all executives from DSW. Then from RVI we have Jim McGrady, CEO, and Julie Davis, General Counsel.
Last evening, we issued a press release announcing a proposed merger between DSW and RVI. A copy of the press release, the merger agreement, and an investor presentation have been filed with the SEC and are intended to further outline the details of the transaction for investors. These materials are also available on our website at dswinc.com and retailventuresinc.com.
Before we proceed, please note that various remarks we make about the future expectations, plans, and prospects of the Company constitute forward-looking statements. The actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including those listed in yesterday’s press release and in our public filings with the SEC. Now, I will turn it over to Mike to cover the details of the merger.
Mike MacDonald — DSW Inc. — CEO
Thanks, Leslie, and good morning, everyone. Let me begin by saying we’re very excited to announce the merger transaction between DSW and RVI. This transaction is one we’ve been hoping would come about for some time now because we believe it creates substantial benefits for both DSW and RVI shareholders.
The objective of this conference call is to explain the transaction as simply as possible and describe the significant value we expected to create for shareholders. The transaction provides for Retail Ventures to become a wholly-owned subsidiary of DSW in a tax-free exchange of shares at an exchange ratio of 0.435 DSW shares for each RVI share.
The four main benefits of this transaction are as follows. First, a simplified corporate structure. Second, increased trading liquidity. Third, a potential reduction in the number of DSW shares outstanding. And fourth, the utilization of significant NOLs and tax credits.
Now, let me expand on this list. First, I believe a very important benefit of this merger is the achievement of a more simplified corporate structure. The relationship between RVI and DSW has been a source of confusion and uncertainty in the marketplace since DSW went public in 2005.
Although there is nothing operationally difficult about the way in which DSW and RVI interact, the complex corporate structure itself is difficult for many to understand, and that no doubt has deterred some investors from investing in DSW.
By way of background, let me remind you that RVI is a separate public Company. Because RVI has no operating businesses and acts only as a holding Company but owns 62% of the outstanding shares of DSW, there have been questions as to what purpose was served by maintaining it as a separate public Company.
Now as a result of the merger, the separate public corporate existence of RVI will cease. RVI will fold into DSW, and DSW will continue as a public Company. As we move forward, we believe this more efficient and more conventional structure will help make the DSW story easier to understand and attractive to more investors.
The second benefit is that the share exchange resulting from this transaction is expected to increase public float and trading liquidity. Let me explain. As a result of the proposed transaction, each RVI shareholder will receive newly issued DSW common shares.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
You may remember that there are two classes of DSW shares — Class A and Class B. Class A shares are traded on the New York Stock Exchange and carry one vote per share. Class B shares are unlisted, but carry eight votes per share. The newly issued DSW shares will be Class A shares unless the shareholder elects to receive Class B shares.
We believe most RVI shareholders, other than Schottenstein Stores Corporation and its affiliates, or SSC, will opt for Class A shares. If 100% of RVI shareholders, other than SSC, elect to receive Class A shares, the number of class A shares will increase by approximately 10.7 million shares, which represents an increase of over 60% in the public float.
Third, there is a potential to reduce the number of diluted shares outstanding of DSW. As a direct result of this transaction, we expect DSW to have slightly fewer diluted shares outstanding. However, the larger impact on outstanding shares results from DSW gaining control over how to settle RVI’s outstanding $134 million face value debt securities known as [PIES].
The PIES mature in September of 2011. At that time, DSW will have the option to either settle the PIES in cash or distribute shares that are reserved for this purpose. Assuming the pies are settled in cash, DSW would retire the reserved shares, thereby reducing the number of DSW diluted shares outstanding by approximately 10%. This would have an accretive impact on DSW earnings per share.
The fourth benefit is that DSW is expected to be able to utilize $350 million of federal NOLs and additional tax credits. These NOLs and tax credits are expected to result in significant cash tax savings over the next several years. DSW and RVI received a private letter ruling from the IRS confirming that the merger will be a tax-free reorganization and, as such, DSW will succeed to the tax attributes of RVI.
From an RVI perspective, all of the benefits we mentioned will apply not only to DSW shareholders, but to RVI shareholders as well. Additional benefits include the elimination of expenses associated with maintaining RVI as a separate public Company and the ability for RVI shareholders to own DSW shares directly instead of through RVI.
In summary, the proposed transaction provides several economic and non-economic benefits to shareholders of both DSW and RVI. The Company intends to file a joint proxy statement prospectus as soon as possible. Once this registration statement is declared effective, DSW and RVI will seek shareholder approval for the transaction.
The go-forward Company will have a simplified corporate structure with substantial additional benefits in terms of trading liquidity and tax savings. We believe this is a significant step forward towards increasing shareholder value. Now, let me give you a brief update on our business results. As you might expect, we’ve been very busy working on this transaction, but it has not distracted us from our main focus of running the DSW business.
I’m happy to report that the DSW brand and operational performance is as strong as ever, which is reflected in our sales results and our updated earnings guidance we released last night. Our sales for 2010 reached $1.82 billion on 13.2% comps and we now expect our diluted earnings per share to be between $2.38 and $2.42. We will, of course, speak more to these results on our year-end earnings call in mid-March. With that, I’ll turn the call back over to Leslie to explain the Q&A procedures.
Leslie Neville — DSW Inc. — Director — IR
Okay. Now’s the questions and answer. Please limit yourself to one question and one follow-up on the first round. This way we will have a better chance to get to each questioner. You are welcome to get back in the queue in the same manner you did originally. Tanya, could you please instruct how the callers can indicate a question?
QUESTION AND ANSWER
Operator
Yes.
(Operator Instructions)

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Our first question will come from the line of Scott Krasik with BB&T Capital Markets. You may proceed with your question.
Scott Krasik — BB&T Capital Markets — Analyst
Thanks, guys. Congratulations. Question, is there any SG&A in DSW’s P&L related to RVI at this point?
Doug Probst — DSW Inc. — EVP, CFO
This is Doug. Hi, Scott. If you’re referring to 2010, in the press release we referred to the fact that there’s about $0.05 impact in our 2010 results. But as far as going forward, we believe the incremental ongoing expenses might be about $1 million on an annual basis.
Scott Krasik — BB&T Capital Markets — Analyst
I know the shared services plan is way over, but is there anything else? Are there any offices held? I don’t know if there’s anything that’s just on an ongoing basis, quarter-by-quarter, that you have related to RVI that would go away.
Doug Probst — DSW Inc. — EVP, CFO
Again, if you’re referring to 2010?
Scott Krasik — BB&T Capital Markets — Analyst
2009, 2010, yes.
Doug Probst — DSW Inc. — EVP, CFO
Yes. Remember, the shared services has been winding down for quite some time. And, in fact, in 2009 and 2010 there were very little services provided by DSW to RVI. So again, it’s external financial reporting, those sort of things. So the shared service equation has been rather minimal over the last couple of years.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. So you don’t get any benefit from that standpoint, from folding the corporate structure?
Doug Probst — DSW Inc. — EVP, CFO
Nothing.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. And then just a couple of questions on the PIES. Are they callable prior to September 2011?
Doug Probst — DSW Inc. — EVP, CFO
No. Just so you know, no, they are not callable.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Scott Krasik — BB&T Capital Markets — Analyst
Okay. And then can you just run through the math. The shares — this is just confusing — the shares that RVI would have had to issue if they were will a separate corporate entity, that was not a part of the shares that they own — the Class B shares that they own? They were additional shares held in reserve? Is that correct?
Doug Probst — DSW Inc. — EVP, CFO
The shares to be delivered for the PIES were shares that were already owned by Retail Ventures and part of the 27.4 million DSW shares that RVI held.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. So in terms of the accretion or the 10% reduction in the shares outstanding, assuming you redeem the PIES in cash, they’re already in the share count. So in that 44.9, those 4 million shares or so are already in the outstanding share count? Those will get retired? Is that correct?
Doug Probst — DSW Inc. — EVP, CFO
Yes. They are in the diluted share count today, yes.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. Okay. And then, just the last question. Debbie, anything that you can —. Obviously, I think people were surprised about the strength of the comps; congratulations. Anything notable there, either by category, classification, timing, month-to-month, or was it just a pretty consistent quarter across-the-board in terms of sales?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
It was pretty consistent across-the-board. Every single category had comp increases and it was just a continuation of the success that we actually saw in the third quarter that seems to be continuing in the business. So, no surprises there.
Scott Krasik — BB&T Capital Markets — Analyst
And from a month-to-month standpoint? Anything notable?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Not really, no.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. Well, congratulations, guys.
Mike MacDonald — DSW Inc. — CEO
Thanks.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Thank you.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Operator
Our next question comes from the line of Chris Svezia with Susquehanna Financial Group. You may proceed with your question.
Chris Svezia — Susquehanna Financial Group — Analyst
Good morning, everyone. Congratulations on the quarter and on this announcement as well. I guess my first question is rather simple, I hope. But can you just tell us what the share count will be once the transaction closes, for DSW?
Right now, you have roughly 45 million or thereabouts outstanding overall. Could you just tell us what that’s going to be? Because you’re making a comment that your overall share count will come down a bit once the transaction closes regardless of the PIES. I’m just trying to figure out what that number is.
Doug Probst — DSW Inc. — EVP, CFO
Yes. If you break it down into two pieces, when the transaction closes, there won’t be a significant change in share count. There will be a slightly lowered share count by our estimates, calculating the dilution, so going from 45 million, maybe slightly down a few 100,000 shares. The second phase is when we decide to settle the PIES. And then if we decide to settle those in cash, that’s when you get the, I would say, 8% to 10% reduction in outstanding shares.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay. The other question I had is on the taxes and the tax benefits, how do we think about that $350 million? How does that apply to DSW? Does the tax rate slowly come down or the actual cash tax paid actual starts to come down? When does that happen, and how do we think about that number?
Doug Probst — DSW Inc. — EVP, CFO
As you might expect, there’s some complexities to it. But simply, it’s just the NOLs that were referred to in the press release at $350 million, that’s gross. So if you take roughly a 35% federal tax rate against that —.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay.
Doug Probst — DSW Inc. — EVP, CFO
And then that amount can be a cash tax savings in the amount that DSW produces net income, or pre-tax income. So that is a straight cash reduction as we go forward.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay. And the last thing I just want to ask is are there any liabilities coming from RVI that you guys are going to inherit, whether it’s just from Value City or Filene’s — anything there that we should just be made aware of that you guys are bringing in-house or is it pretty clean at this point?

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Doug Probst — DSW Inc. — EVP, CFO
Obviously, if you look at the RVI balance sheet you’ll see some liabilities there, including the PIES interest that we will assume once the deal closes. so that could range from $15 million to $20 million. As far as any kind of contingent liabilities you might be referring to, we believe those have all been adequately accounted for and we’ve got those considered.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay. All right. Great job and great job on the quarter and everything, guys. Thanks.
Operator
Our next question comes from the line of Patrick McKeever with MKM Partners. You may proceed with your question.
Patrick McKeever — MKM Partners — Analyst
Okay. Thank you. Good morning, everyone. I guess just a little more detail, then, on that last question about how much of the $350 million in NOLs and tax credits can be applied. So, Doug, are you saying that that entire — that that will be sort of a direct offset against any pre-tax income going forward until those NOLs and tax credits are exhausted?
Doug Probst — DSW Inc. — EVP, CFO
Yes.
Patrick McKeever — MKM Partners — Analyst
So, you would essentially be paying no taxes, then, for X number of quarters?
Doug Probst — DSW Inc. — EVP, CFO
Yes. There’s some potential limitation on that, obviously, with how much income we make, but we believe that most of it should be able to be utilized —
Patrick McKeever — MKM Partners — Analyst
Okay.
Doug Probst — DSW Inc. — EVP, CFO
— over time.
Patrick McKeever — MKM Partners — Analyst
Got it. Okay, great. And then, for Debbie. I know the call is more geared toward the merger announcement, but in looking into 2011 now with the holiday season behind you and many of the orders placed for the first half of the year and looking at orders for the back half of the year, just wondering if you could give us a little bit of an update on what you’re seeing from a merchandise cost standpoint for both the first half and the back half of the year? Thanks.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Hi, Patrick. First of all, the cost increases are coming out fairly consistently with what I’ve talked about on the last couple of earnings calls, and that would be in the mid-single digit cost increases. We are just now getting prices back after attending the New York Shoe Show that really impacts the end of third quarter, beginning of fourth quarter.
We are expecting that there could be some additional cost increases on the back half in addition to what we saw for the first three quarters. I would say that the total cost increase for the year is looking like it’s in the range of somewhere, depending on the category because not all categories got hit the same, somewhere, I would say, between the 7% to 12% mark. And there’s a huge fluctuation there, like I said, depending on the category, whether it’s shoes, boots, or whatever. As far as what we’re seeing in business right now, just as a sidebar, we are getting some nice early results in some of the early spring goods that we’re getting in, so I’m very pleased with what I’m seeing so far, as far as that goes.
Patrick McKeever — MKM Partners — Analyst
Great, thank you.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
You’re welcome.
Operator
Our next question comes from the line of John Zolidis with Buckingham Research. You may proceed with your question.
Jody Yen — Buckingham Research — Analyst
Good morning. This is [Jody Yen] calling on behalf of John. Congratulations on your quarter. I just wanted to get a sense of how did weather impact your business? Did you sell a lot of cold weather boots or did it hurt your business?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Well, the boot business overall for the fourth quarter, actually — and I’ll just kind of stick with that — was really strong. We were up about 16% in fourth quarter and 57% on a two-year. So we really had strong boot sales across most categories.
The cold weather sales in December and January weren’t quite as strong as I thought. We had positive comp increases, but we really saw the increases coming out of fashion. And that’s really continuing into the first quarter, to be honest with you, so it was really across-the-board. It was a pretty well balanced performance in boots.
Jody Yen — Buckingham Research — Analyst
Okay. And just one follow-up question. How did your merchandise margins perform relative to your guidance at the start of the quarter?
Doug Probst — DSW Inc. — EVP, CFO
Let’s focus on that come mid-March. And I could tell you that obviously taking our range up yet again would give you some impression that we were very pleased with our merchandise margins in the fourth quarter. But other than that, we’ll save some of those detailed questions for our fourth quarter call.
Jody Yen — Buckingham Research — Analyst
Thank you.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Operator
Our next question will come from the line of David Mann with Johnson Rice. You may proceed with your question.
David Mann — Johnson Rice — Analyst
Yes, thank you. Good morning. Congratulations. And I guess I would just say finally, I’m glad you guys were able to get this done.
First question for Mike. I know you talked recently about trying to address all the excess cash you have. Even if you do retire the PIES in cash, it seems like you’re still going to be generating a lot of cash and then add onto that all these cash taxes you’re not going to be paying. So I guess the question is, in the near-term, is there an opportunity for you to start putting that cash to work in terms of buying stock or dividends?
Mike MacDonald — DSW Inc. — CEO
Sure. I think relative to your comment, the way we think about it is the cash tax savings potentially over the next few years could pay for a cash redemption of the PIES, okay? So there’s not a net plus there.
But your point is still valid, that we have a lot of cash and we continue to generate a lot of cash. We are going to open up, as you may recall, more stores in 2011, like twice as many stores as we have for the last two years. We are going to be more aggressive in terms of our remodel program and our clearance wall elimination program that’s part of that remodel program.
I think particularly in the back half of the year after this transaction is finalized and our position on the redemption of the PIES is settled, we’ll get more serious about how we use our cash. We continue to look externally for opportunities to invest that and, of course, will consider the more conventional shareholder return opportunities we have in terms of dividends and stock buybacks as well.
So I guess it’s a long way of saying I don’t think this transaction will create a windfall of additional cash, but we’re still left with the same issues as to how we best utilize the additional cash we have on the balance sheet over and above what we need to run the business, and we’re getting more serious about how we address that opportunity.
David Mann — Johnson Rice — Analyst
Great. That’s very helpful. Doug, in terms of the NOL, maybe you could just clarify a little bit more. When you think about limitations, in terms of the current kind of cash taxes that you’re paying, would you expect any limitations in the foreseeable future?
Doug Probst — DSW Inc. — EVP, CFO
Not significant.
David Mann — Johnson Rice — Analyst
Okay.
Doug Probst — DSW Inc. — EVP, CFO
Remember, there’s also some tax credits there as well on top of the NOLs.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
David Mann — Johnson Rice — Analyst
Okay. That’s helpful. And then on the earlier question about any costs that you’re going to — perhaps that were being offset by RVI, maybe that they were paying you. It sounds like you said there’s only going to be about a $1 million increase in expense with RVI being part of your subsidiary now. Is that correct?
Doug Probst — DSW Inc. — EVP, CFO
Right. And what I was referring to is the recurring expenses. Obviously, there will be some short-term expenses that will kind of go away as the deal gets settled in. But on the ongoing, recurring expenses, we expect it to be about $1 million.
David Mann — Johnson Rice — Analyst
Okay. And then one question for Debbie. One of the consequences of the incredible success of you and your team is I guess like what you said about boots being up so strong on a two-year basis, not just in the fourth quarter, but for the whole second half. So can you talk about how you’re approaching boots in the back half of this year and expectations, just in general, about your ability to stay comp positively against that?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Yes, David. So just generally, I just got back from the Shoe Show in New York, and I went in with a kind of not skeptical but cautious, I would say, because we did have such a strong back half in boots. Coming out of the Shoe Show, I saw enough new products that I got very excited and have really taken the position that I think that 2011 will once again be a very strong boot year — boot season.
So, haven’t really put numbers to that right now. I know that what I went in with, what I thought we would be able to comp next year on top of the outstanding performance this year, was lower than what I walked out with after the Shoe Show. So we’re going to be finalizing those numbers in the next couple of weeks, but I think we’re in for another really strong inning in boots.
David Mann — Johnson Rice — Analyst
And then in terms of what you’ve seen at recent shows and recent purchases, are you seeing more close-out opportunities or opportunistic buys? And if so, can you just clarify whether that’s going up as a percentage in your mix, especially going up with the inflation that you’re seeing next year?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Just generally, the close-out opportunities actually happen in-season, so we actually haven’t really gotten into the season for me to really give you any specific insight there, but I think it’s probably going to stay relatively the same.
I think what we really have to focus on, which is what the big drivers have been in this Company have been, being able to predict the trends, hit the trends, hit the key items, and really drive the business through some strong regular price, new fresh selling. And I was really very excited when I came out of the market, not only for fall, but actually for what we’ve got coming in for this spring.
So I think you need of close-out as probably flat to last year. And if opportunities arise during the season that are really great opportunities for DSW, we’re going to take advantage of them.
David Mann — Johnson Rice — Analyst
Great. Thank you very much.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
You’re welcome, David.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Operator
Our next question comes from the line of Dana Walker with Kalmar Investments. You may proceed with your question.
Dana Walker — Kalmar Investments — Analyst
I will proceed. Good morning. The nickel of frictional costs related to working on this, would this have all resided in Q4 or would this have been through the year?
Doug Probst — DSW Inc. — EVP, CFO
I would say about $0.03 was in the fourth quarter. More specifically, there was about a little over $2 million of expense, and then the balance of the impact was the tax effect of some of those expenses.
Dana Walker — Kalmar Investments — Analyst
Understood. Maybe, Debbie, if it’s not a trespass on what you would hope to say in March, if you would comment on inventories. I presume that they’re better with a near 15% comp than they would be with a 5% comp. But any comments would be appreciated.
Doug Probst — DSW Inc. — EVP, CFO
Well, let me jump in there for general numbers. Yes, we will talk about it a little bit more specifically. We like our inventory position. We did do some pre-buys for next year. But generally, we are happy with our inventory positions and how the inventories are flowing in into the spring season.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Yes. Just to add some commentary to that, at the end of this past season — we always buy opportunistic buys. But at the end of the last season, what we really saw is some exceptional opportunities in some additional boots and some other things, but it was mostly boots.
The position we took there is if the merchandise was current, if it would not look aged, if it was more predictable fashion, is what I call it, and almost basic, and we could get a deeply discounted deal from the market on that, we would take advantage of that. And the advantage to that is it’s serving as a leverage to some of the cost increases that you’re going to see coming through next year on the back half.
So these pre-buys were out of season buys, so we just bought them, that will be allocated in season, which will be third and fourth quarter next year, that really do help us pass on value and leverage cost increases on the back half. So it was a very good thing.
Dana Walker — Kalmar Investments — Analyst
And if you would, how about a comment about the state of your clearance inventories?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Yes. Clearance inventories as crossed (inaudible) were relatively flat to last year, and we were very pleased with our position.
Dana Walker — Kalmar Investments — Analyst
Mike, is there anything magical about the exchange ratio that you negotiated?

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Mike MacDonald — DSW Inc. — CEO
I don’t know what qualifies as magical, Dana, but the ratio is determined through, as you would expect, the negotiation process between the special committees of each board of directors, and it represents an amount that both companies believe is fair and in the best interest of their respective shareholders.
Dana Walker — Kalmar Investments — Analyst
But since the share count, it just seems to naturally flow. There doesn’t appear to have been a meaningful amount of value applied to the NOL, as a for instance.
Mike MacDonald — DSW Inc. — CEO
I can understand that interpretation.
Dana Walker — Kalmar Investments — Analyst
You agree with that?
Mike MacDonald — DSW Inc. — CEO
I do.
Dana Walker — Kalmar Investments — Analyst
Okay. Understood. Final question from me, when would you expect to go live on your media again? And what, if anything, new might we see in the way you intend to update your branding and your message to your audience?
Mike MacDonald — DSW Inc. — CEO
In terms of magazine ads, you’ll see them, they’re already on the magazine stands right now in all the fashion magazines, I think you’ll see an upgraded image, much more sophisticated.
In terms of broadcast media, our TV campaign will begin on Valentine’s Day. And as we may have said in the past, talking shoes have gone silent and have been replaced by a more upscale, sophisticated campaign that I think will position us to reflect more of our brand essence, which is that of not just a great place to buy brands at a great price, but a real fashion authority in the shoe category. So stay tuned for that, Dana. I think you’re going to love the spots and we’re excited about what they can do to upgrade our brand image.
Dana Walker — Kalmar Investments — Analyst
I was hoping we would see emoting shoes, but —
Dana Walker — Kalmar Investments — Analyst
Ha, ha, ha. Good stuff. Thank you.
Mike MacDonald — DSW Inc. — CEO
Thank you.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Operator
Our next question comes from the line of [Adam Comora] with Fortistar Capital. You may proceed with your question.
Adam Comora — Fortistar Capital — Analyst
Hi. Thanks. Congrats, everybody, on the transaction. I think most of my questions have been answered, but I just had a question on how the A and the B shares, or the liquidity on those super-voting shares, can you just walk us through quickly on how that works? It doesn’t sound like they’re going to be trading?
Doug Probst — DSW Inc. — EVP, CFO
I’m not sure, Adam, I understand your question fully. The B shares have never traded.
Adam Comora — Fortistar Capital — Analyst
Okay, so just explain that to me. So, people can decide in the next — in a short period whether or not they’re going to keep the voting stock? And if you wanted to trade those shares, how would that work?
Bill Jordan — DSW Inc. — General Counsel
This is Bill Jordan. The RVI shareholders will have the option to select either A or B shares, but these shares will not be listed or traded on the New York Stock Exchange. If an RVI shareholder does elect B shares, there will not be a medium over which to trade those shares. However, there is a mechanism that will be put in place that will allow RVI shareholders to convert those B shares into A shares at any time in the future.
Adam Comora — Fortistar Capital — Analyst
Okay. Thank you very much, and congrats to everybody again.
Mike MacDonald — DSW Inc. — CEO
Thank you.
Operator
Our next question comes from the line of Sam Poser with Sterne Agee. You may proceed with your question.
Sam Poser — Sterne Agee & Leach — Analyst
Good morning. Debbie, could you tell us, as you look back on the numbers in your same store sales in 2010 and how you’re looking at 2011, how much you attribute to the mix versus the systems and how we should look at that going forward?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
We’re not really speaking to anything on 2011 right now. So frankly, Sam, I’d like to kind of save that for our March earnings call.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Sam Poser — Sterne Agee & Leach — Analyst
Well, in 2010, you went through — you had very nice same store sales; you’ve already talked about that —.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Okay.
Sam Poser — Sterne Agee & Leach — Analyst
— and you’ve been working on the JDA systems improvements and everything quite aggressively. So how much would you attribute to systems versus mix, or how much did the systems help you drive the comp?
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
I would tell you that — as we talked before, a lot of the systems’ improvement we just recently implemented this year. There were some system improvements — not really system improvements, but system/process improvements.
And, Sam, that was really what we talked to you about out in California on the size replenishment and the benefit that it really had to the men’s business. We’re starting to implement some size replenishment in the women’s business for spring, and that’s just starting right now, so we really don’t have any news to report to you there.
But I will tell you, the things that we have been able to implement have had a positive directional effects. I can’t really quantify that for you right now other than I will tell you that it really helped us tremendously in our core size replenishment in the men’s business. And, as you know, in Q4 the men’s business was up almost 14%. So that’s all I think I can really tell you right now about that.
Sam Poser — Sterne Agee & Leach — Analyst
Thanks very much, and continued success.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Thank you.
Operator
Our next question will come from the line of Steve Velgot with SIG. You may proceed with your question.
Steve Velgot — SIG — Analyst
Yes. Just a couple of questions. Can you tell me whether or not it was contemplated to have a separate vote of the non-controlling RVI shareholders, kind of a majority of the minority vote on the RVI side?
Jim McGrady — Retail Ventures Inc. — President, CEO, CFO
It’s Jim McGrady. We did take a look at that and determined that it would be equitable if we just had a majority vote all of the shareholders.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Steve Velgot — SIG — Analyst
Okay. And then, just getting back to the specific exchange ratio, I know that was a negotiated ratio. I take it that took into account some higher level of net effective ownership of DSW offset by the $15 million to $20 million of RVI’s liabilities, but also paying not much for the $350 million in NOLs. That’s why I’m just kind of unsure why RVI’s shareholders aren’t getting somewhat higher exchange ratio.
Bill Jordan — DSW Inc. — General Counsel
I think the exchange ratio is based on a number of factors, not one in particular factor, and both companies and both special committees spent a lot of time weighing all those different factors in determining that exchange ratio. So we can’t say one factor drove the exchange ratio. It is a number of factors that everybody looked at to get to that ratio.
Steve Velgot — SIG — Analyst
Okay. And then just a follow-up. Did you say anything about your expected timing of closing of this deal? I take it you’re not assuming there would be like 10% type dissenters in this instance?
Bill Jordan — DSW Inc. — General Counsel
We hope that all of our shareholders at both companies will support and that there will not be dissenters. I think we expect to close sometime in the second quarter.
Steve Velgot — SIG — Analyst
Great. Thank you.
Operator
Our next question will come from the line of Sam Kidston with North & Webster. You may proceed with your question.
Sam Kidston — North & Webster — Analyst
Yes, hi. Just a quick — covered most of the stuff on the NOLs, but one question. Is there any opportunity to use this on a carry-back basis? I know DSW was a cash taxpayer in the past.
Doug Probst — DSW Inc. — EVP, CFO
That is not an opportunity.
Operator
Mr. Kidston, your line is still open. You may proceed with your question.
Sam Kidston — North & Webster — Analyst
I’m all set; that was my question. Thank you.
Mike MacDonald — DSW Inc. — CEO
Thanks.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Operator
Our next question comes from the line of Scott Houlihan with OTA LLC. You may proceed with your question.
Scott Houlihan — OTA LLC — Analyst
Hi. I was wondering if you guys had thought about allowing RVI to dividend the DSW stake to its shareholders as an alternative, or why didn’t RVI issue stock to DSW and do it the other way around? And then, what is the inducement for RVI shareholders to approve the transaction with a no premium or take-under premium? And then, the vote requirement, was it just the majority of what’s outstanding or what is it the disinterested shareholders? I didn’t catch that.
Jim McGrady — Retail Ventures Inc. — President, CEO, CFO
For RVI, it’s a majority of the shareholders — it’s Jim McGrady — and I’ll try to go through some of the reasons. I think as Mike alluded to a little bit earlier in the call, that RVI no longer operates as a holding Company for mobile retail operations since our disposition of Value City department stores and Filene’s Basement, and our principal interest is DSW.
We did review various legal and tax issues, and then we, along with DSW, concluded the most effective structure for a merger transaction would be this downstream merger by which RVI merges into a newly formed limited liability Company that’s wholly owned by DSW.
We think there are some pretty significant inefficiencies in the current structure, and we really, at RVI, don’t have a regular source of income with which to pay expenses. And this is not news that’s been disclosed in our SEC filings for some number of periods now.
Historically, we believe that the trading price of RVI’s common shares is reflected at a discount to the underlying value of the DSW stock that we’ve held. I also believe that the discount has been a likely result of, among other things, the perceived legacy of the RVI liabilities relating to Filene’s Basement and Filene’s and the uncertainty of the future of RVI.
Additionally, the ongoing operating expenses at RVI and the lower trading activity of the RVI stock as compared to that of DSW. So we do believe that there are some very solid reasons that this merger is in the best interests for the RVI shareholders at this time.
Scott Houlihan — OTA LLC — Analyst
So it’s more efficient from a tax standpoint so that DSW can advantage the NOLs?
Jim McGrady — Retail Ventures Inc. — President, CEO, CFO
I believe that — yes. And if we were to distribute our ownership in DSW stock to the shareholders, I believe you would find that that would be a taxable thing.
Scott Houlihan — OTA LLC — Analyst
Right. Okay, thank you.
Operator
Our next question comes as a follow-up from the line of Chris Svezia with Susquehanna Financial Group. You may proceed with your question.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Chris Svezia — Susquehanna Financial Group — Analyst
Thank you. I actually have a question for Debbie. I didn’t a Debbie question in. With the comment that you made regarding pricing, what you’re just seeing from an inflationary perspective, or the cost, I should say, sort of that high to low double-digit seems like, generally speaking, on average, and you mentioned some opportunistic buys that you’re taking advantage of for fall 2011 to obviously help mitigate some of this.
But what else are you guys doing or thinking about, whether it’s incremental, passing that price increase on, or other ways in which you’re mitigating, either going back to the vendor, or are you reducing the number of units you’re ordering? I’m just trying to think about how you’re looking to offset that and how you’re thinking about units if pricing is going up that much. Thank you.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
Chris, I think overall the way we’re thinking about pricing in general, because it’s a fact that price increases are in play right now, so it’s a question of how much by what item and what category. But our general position is that on commodity items, items that are big key items and volume drivers, we’re going to try to protect the retail on those as best we can. So we really don’t want to increase our prices on our big volume drivers.
And we have had those discussions in the marketplace and are doing everything we can to try to protect those big items. What are some of those opportunities? It could be the quantity that you order. It could be the timing that we make them. It could be that we work on relationships with factories where you make certain goods a little bit out of timing and they hold goods for you. There’s all sorts of supply chain opportunities that we’re trying to work to be able to protect our retails on our big key drivers.
The other items, which I call really kind of fashion impulse items, those are the places that not only as we look at how we price each and every item in DSW, it’s also how the wholesalers, I think, are really having to look at it. Where can they take price up where the price value relationship really makes sense? And what has to happen to do that? They have to use better materials. They may use better ornamentation. The perceived value, the price value, really has to be there.
So on an impulse fashion item where a customer is less apt to question price, it’s more about them just having to have that fashion item. That’s a place where I think you can take a little bit more liberty with increasing your prices. We have not yet solidified our fall plans for me to really tell you that units are, in fact, going down in terms of how we buy or what we’re going to sell relative to AUT and AUR. We’re working through those numbers right now just based on what we came out of market with. But that’s our general position on how we’re looking at how we think it’s fair to retail these goods relative to the cost increases we’re seeing.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay. Thanks very much.
Debbie Ferree — DSW Inc. — Vice Chairperson, Chief Merchandising Officer
You’re welcome.
Operator
Our next question will come from the line of [Sachin Shah] with [Capital Markets]. You may proceed with your question.
Sachin Shah — Capital Markets — Analyst
Hi, good morning. Thanks for taking my question. So just to clarify, some of the approvals that are needed, aside from the shareholder votes for both companies, is an SEC requirement — in addition to the SEC requirement of shareholder vote, is an HSR — what other approvals are needed to close the deal?

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Bill Jordan — DSW Inc. — General Counsel
You’re a little hard to hear and breaking up a little bit, but this is Bill and I’ll try to answer what I think the question was. On the RVI side, a majority of the outstanding shares of Retail Ventures will be required to approve the merger. On the DSW side, it will be a majority of the disinterested Class A shareholders who will have to approve the merger. We will need to file a joint proxy statement/prospectus with the SEC, have that declared effective at a shareholders’ meeting, and really no other consents or requirements needed prior to closing.
Sachin Shah — Capital Markets — Analyst
Okay. And just to clarify the PIES — the share count. Is the share count — you mentioned it was going to go down 10%. So does that mean that the share count after the deal will go down from 45 to 40 to 41 and change or —?
Mike MacDonald — DSW Inc. — CEO
That’s if we decide to settle the PIES in cash.
Sachin Shah — Capital Markets — Analyst
Okay. So it is from the 45 level? It’s not from the 27.5 level?
Mike MacDonald — DSW Inc. — CEO
Right.
Sachin Shah — Capital Markets — Analyst
Okay. And just wanted to clarify, how much net cash do you have or pro forma net cash that you’ll have from this transaction?
Mike MacDonald — DSW Inc. — CEO
Well again, a big variable in there is how we decide to settle the PIES, which won’t be a decision that we’ll make until about August.
Sachin Shah — Capital Markets — Analyst
Okay. But excluding that?
Mike MacDonald — DSW Inc. — CEO
Well, depending on how we start to utilize the NOLs and the cash tax savings that come about over the next few years.
Sachin Shah — Capital Markets — Analyst
Okay, thank you.
Operator
There are no additional questions at this time. We will now conclude our Q&A session, and I would like to hand the call back over to Leslie Neville for closing remarks.

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Final Transcript
Feb 09, 2011 / 01:00PM GMT, DSW — DSW and Retail Ventures Conference Call to Discuss Merger Transaction
Leslie Neville — DSW Inc. — Director — IR
Thank you for joining us today. As always, we will taking follow-up calls all day today at our home office. Thank you.
Operator
Thank you for attending today’s conference. This concludes the presentation. You may now disconnect and have a great day.
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Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed Merger between DSW and Retail Ventures will be submitted to the respective shareholders of DSW and Retail Ventures for their consideration. DSW will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of DSW and Retail Ventures that also constitutes a prospectus of DSW. DSW and Retail Ventures will mail the joint proxy statement/prospectus to their respective shareholders. DSW and Retail Ventures also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RETAIL VENTURES AND DSW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DSW and Retail Ventures, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DSW and Retail Ventures make available free of charge at www.dsw.com and www.retailventuresinc.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC, or investors and shareholders may contact DSW at (614) 237-7100 or Retail Ventures at (614) 238-4148 to receive copies of documents that each company files with or furnishes to the SEC.
Participants in the Merger Solicitation
DSW, Retail Ventures, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Retail Ventures and DSW in connection with the proposed transaction. Information about the directors and executive officers of DSW is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 12, 2010. Information about the directors and executive officers of Retail Ventures is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on May 14, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect DSW’s and Retail Ventures’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, DSW’s and Retail Ventures’ expectations with respect to the synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of DSW and Retail Ventures and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required shareholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith.
Additional information concerning other risk factors is contained in Retail Ventures’ and DSW’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning DSW, Retail Ventures, the proposed transaction or other matters and attributable to DSW or Retail Ventures or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Retail Ventures nor DSW undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.